

Mail Stop 7010

January 30, 2008

Via U.S. mail and facsimile

Mr. Tony M. Shelby
Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

> RE: Form 10-K/A for the fiscal year ended December 31, 2006
>   Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended September 30, 2007
>   File No. 1-7677

Dear Mr. Shelby:

   We have reviewed your response letter dated January 22, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 9A – Controls and Procedures, page 69

2. We note your response to prior comment 9. Please expand your disclosure to address the nature of the significant deficiencies that you noted during your evaluation as well as how you were able to conclude that your disclosure controls and procedures were effective in light of these deficiencies.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

3. Please address the above comment in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief